Exhibit (d)(2)

TENDER AND VOTING AGREEMENT

This Tender and Voting Agreement, dated as of January 20, 2003 (this “Agreement”), is made by and among SUNGARD DATA SYSTEMS INC., a Delaware corporation (“Parent”), RAPID RESOURCES INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), and each of the stockholders of CAMINUS CORPORATION, a Delaware corporation (the “Company”) identified on the signature pages hereto (collectively, the “Stockholders” and each, individually, a “Stockholder”).

WITNESSETH:

WHEREAS Parent, Acquisition Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”; capitalized terms used and not otherwise defined in this Agreement have the respective meanings ascribed to such terms in the Merger Agreement), pursuant to which (i) Acquisition Sub shall commence a cash tender offer (as such tender offer may hereafter be amended from time to time in accordance with the Merger Agreement, the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) in exchange for $9.00 per share in cash (the “Offer Price”) in accordance with and subject to the terms and conditions of the Merger Agreement and the Offer; and (ii) following consummation of the Offer, Acquisition Sub shall merge with and into the Company (the “Merger”);

WHEREAS, each Stockholder is the record or beneficial owner of the number of shares of Common Stock set forth on Schedule A hereto opposite such Stockholder’s name (all such shares of Common Stock and any shares of Common Stock hereafter acquired by such Stockholder, including upon exercise of any Company Option but excluding any shares of Common Stock issuable pursuant to any option exercise unless and until such shares are issued by the Company, the “Shares”);

WHEREAS, as a condition to entering into the Merger Agreement and incurring the obligations set forth therein, including the Offer, Parent and Acquisition Sub have required that the Stockholders agree to enter into this Agreement; and

WHEREAS, the Stockholders wish to induce Parent and Acquisition Sub to enter into the Merger Agreement and, therefore, the Stockholders are willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

TENDER OF SHARES

SECTION 1.01  Tender of Shares.    Each Stockholder agrees to promptly (and, in any event, not later than five business days after commencement of the Offer) tender or cause to be tendered into the Offer, pursuant to and in accordance with the terms of the Offer, and not withdraw or cause to be withdrawn (except following the termination of the Offer in accordance with its terms), all of such Stockholder’s Shares. Each Stockholder acknowledges and agrees that Acquisition Sub’s obligation to accept for payment shares of Common Stock in the Offer, including any Shares tendered by a Stockholder, is subject to the terms and conditions of the Merger Agreement and the Offer. Notwithstanding the foregoing, or anything else to the contrary stated herein, the tender provisions of this Section 1.01 shall not apply to any Shares that (a) have been pledged to secure forward sales contracts, (b) had been disposed of prior to the Effective Time, or (c) if tendered would violate the provisions of Section 16(b) of the Exchange Act or the rules promulgated pursuant thereto; in any case with respect to (a), (b), or (c) of this sentence only as specifically set forth in Schedule A hereto.

ARTICLE II

VOTING AGREEMENT

SECTION 2.01  Voting Agreement.    Each Stockholder hereby agrees that, from and after the date hereof and until the earlier of (x) the Effective Time or (y) the termination of the Merger Agreement pursuant to its terms (such earlier date, the “Termination Date”), that at any meeting of the stockholders of the Company, however called, it will cause the Shares such Stockholder benefically owns to be counted as present (or absent if requested by Parent or Acquisition Sub) thereat for purposes of establishing a quorum and to vote or consent and that at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, such Stockholder shall vote (or cause to be voted) all of such Stockholder’s Shares (i) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and this Agreement and otherwise in such manner as may be necessary to consummate the Merger; (ii) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement or of such Stockholder contained in this Agreement; and (iii) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Acquisition Proposal) that could reasonably be expected to result in any of the conditions to the Offer or to the Company’s obligations under the Merger Agreement not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or this Agreement. Any vote by such Stockholder that is not in accordance with this Section 2.01 shall be considered null and void, and the provisions of Section 2.02 shall be deemed to take immediate effect. Notwithstanding the foregoing, or anything else to the contrary stated herein, the voting provisions of this Section 2.01 shall not apply to any Shares that at the applicable time had been disposed of prior to the Effective Time only as specifically set forth in Schedule A hereto.

SECTION 2.02  Irrevocable Proxy.    If a Stockholder fails to comply with the provisions of Section 2.01, such Stockholder hereby agrees that such failure shall result, without any further action by such Stockholder effective as of the date of such failure, in the constitution and appointment of Parent, Lawrence A. Gross and Richard C. Tarbox from and after the date of such failure until the Termination Date (at which point such constitution and appointment shall automatically be revoked) as such Stockholder’s attorney, agent and proxy (such constitution and appointment, the “Irrevocable Proxy”), with full power of substitution, to vote and otherwise act with respect to all such Stockholder’s Shares at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), however called, and in any action by written consent of the stockholders of the Company, on the matters and in the manner specified in Section 2.01. Without limiting the foregoing, in any such vote or other action pursuant to such proxy, neither Parent nor any other person listed in the immediately preceding sentence shall in any event have the right (and such proxy shall not confer the right) to vote against the Merger or to vote to reduce the Offer Price. THIS PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST AND, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, SHALL BE VALID AND BINDING ON ANY PERSON TO WHOM A STOCKHOLDER MAY TRANSFER ANY OF ITS SHARES IN BREACH OF THIS AGREEMENT. Each Stockholder hereby revokes all other proxies and powers of attorney with respect to all such Stockholder’s Shares that may have heretofore been appointed or granted, and no subsequent proxy or power of attorney shall be given (and if given, shall not be effective) by such Stockholder with respect thereto. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of such Stockholder and any obligation of such Stockholder under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of such Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder hereby severally but not jointly represents and warrants to Parent and to Acquisition Sub as to such Stockholder as follows:

SECTION 3.01  Organization and Authority of the Stockholders.    Each Stockholder that is an individual has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Each Stockholder that is not an individual is duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each Stockholder and the performance by each Stockholder of such Stockholder’s obligations hereunder have been duly authorized by all requisite action on the part of each Stockholder. This Agreement has been duly and validly executed and delivered by each Stockholder and (assuming due authorization, execution and delivery by Parent and Acquisition Sub) this Agreement constitutes a legal, valid and binding obligation of each Stockholder enforceable against each Stockholder in accordance with its terms, except as limited by bankruptcy, insolvency and other similar Laws or equitable principles (but not those concerning fraudulent conveyance) generally affecting creditors’ rights and remedies.

SECTION 3.02  No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each Stockholder does not, and the performance of this Agreement by each Stockholder will not, (i) conflict with or violate any agreement to which a Stockholder is a party, any trust agreement or any equivalent organizational documents, as the case may be, of such Stockholder, (ii) conflict with or violate any Law applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any Shares (other than pursuant to this Agreement) pursuant to, any note, bond, mortgage, indenture, pledge, contract, agreement, lease, license, permit, franchise or other instrument or obligation of such Stockholder, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or materially delay the ability of such Stockholder to carry out such Stockholder’s obligations under this Agreement.

(b)  The execution and delivery of this Agreement by each Stockholder does not, and the performance of this Agreement by each Stockholder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Body, except (i) for applicable requirements, if any, of the Exchange Act and state securities or “blue sky” laws, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the ability of such Stockholder to carry out such Stockholder’s obligations under this Agreement.

SECTION 3.03  Ownership of Shares.    As of the date hereof, each Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act, which meaning will apply for all purposes of this Agreement) of, and has good, valid and marketable title to, the number of Shares set forth opposite such Stockholder’s name on Schedule A hereto. Except as set forth on Schedule A, such Shares are all the securities (as defined in Section 3(a)(10) of the Exchange Act, which definition will apply for all purposes of this Agreement) of the Company owned, either of record or beneficially, by such Stockholder as of the date hereof and such Stockholder does not have any option or other right (including, without limitation, any Company Option) to acquire any other securities of the Company. The Shares owned by such Stockholder are owned free and clear of all Encumbrances, other than any Encumbrances created by this Agreement. Except as provided in this Agreement, such Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares owned by such Stockholder.

SECTION 3.04  Reliance by Parent and Acquisition Sub.    Each Stockholder understands and acknowledges that Parent is entering into, and causing Acquisition Sub to enter into, the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

SECTION 3.05  No Finder’s Fees.    No broker, finder, investment banker or financial advisor is entitled to any brokerage, finder’s, financial advisor’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Merger Agreement based upon arrangements made by or on behalf of such Stockholder that is or will be payable by Parent, Acquisition Sub, the Company or any of their respective Subsidiaries.

SECTION 3.06  Absence of Litigation.    As of the date of this Agreement, there is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of the Stockholder, threatened against any Stockholder, or any property or asset of any Stockholder, before any Governmental Body that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement or the Merger Agreement.

ARTICLE IV

COVENANTS OF THE STOCKHOLDERS

SECTION 4.01  No Disposition or Encumbrance of Shares.    Each Stockholder hereby agrees that, except as contemplated by this Agreement, such Stockholder shall not (i) sell, transfer, tender (except into the Offer), pledge, assign, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to (other than the Irrevocable Proxy), deposit into any voting trust, enter into any voting agreement, or create or permit to exist any Encumbrances of any nature whatsoever (other than pursuant to this Agreement) with respect to, any of such Stockholder’s Shares (or agree or consent to, or offer to do, any of the foregoing), or (ii) take any action that would make any representation or warranty of such Stockholder herein untrue or incorrect or have the effect of preventing, delaying or disabling such Stockholder from performing such Stockholder’s obligations hereunder.

SECTION 4.02  No Solicitation of Transactions.    None of the Stockholders shall, directly or indirectly, through any Representative, or otherwise, (i) solicit, initiate, facilitate or encourage, directly or indirectly, any inquiries relating to, or the submission of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or in connection with any Acquisition Proposal, or furnish to any Person any information or data with respect to or provide access to the properties of the Company or any of its Subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal; provided, however, that nothing herein shall prevent a Stockholder from acting in such Stockholder’s capacity as a director or officer of the Company, or taking any action in such capacity (including at the direction of the Company’s board of directors), but only in either such case as and to the extent permitted by Section 5.3(b) of the Merger Agreement. Except as otherwise provided by Section 5.3(b) of the Merger Agreement, each Stockholder shall, and shall direct or cause such Stockholder’s Representatives to, immediately cease any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any of the foregoing actions described in (i), (ii) and (iii) of this Section 4.02.

SECTION 4.03  Cooperation.    Each Stockholder agrees to cooperate fully with Parent and Acquisition Sub and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent or Acquisition Sub to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

SECTION 4.04  Information for Offer Documents and Proxy Statement; Disclosure.    Each Stockholder covenants and agrees that none of the information relating to such Stockholder and its affiliates for inclusion in the Schedule 14D-9, the Offer Documents or, if applicable, the Proxy Statement that has been or will be furnished to Parent by such Stockholder for inclusion in such documents will, at (i) the time the Schedule 14D-9, the Offer Documents or the Proxy Statement (or any amendment or supplement thereto) is first filed with the SEC or mailed to stockholders of the Company or (ii) the time of the Company Stockholders’ Meeting (in the case of information included in the Proxy Statement), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Stockholder agrees to permit Parent and Acquisition Sub to publish and disclose in the Offer Documents and, if applicable, the Proxy Statement and any related filings under applicable securities Laws such Stockholder’s identity and ownership of Shares and the nature of its commitments, arrangements and understandings under this Agreement and any other information regarding such Stockholder as required by applicable Laws, provided that each such Stockholder shall be given reasonable opportunity to review and comment on the applicable portion of the Offer Documents, and, if applicable, the Proxy Statement, relating to such Stockholder and its affiliates.

ARTICLE V

MISCELLANEOUS

SECTION 5.01  Termination.    This Agreement shall automatically terminate with respect to any Stockholder, on the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) such date and time as any amendment to the Merger Agreement is effected without such Stockholder’s consent that decreases the Offer Price.

SECTION 5.02  Nature of Obligations.    Each of the obligations of each of the Stockholders hereunder is several and not joint.

SECTION 5.03  Legending of Certificates; Nominees Shares; Stop Transfer.    Upon request by Parent, each Stockholder agrees to submit to Parent contemporaneously with or promptly following execution of this Agreement all certificates representing their Shares so that Parent may note thereon a legend referring to the rights granted to it under this Agreement. If any of the Shares beneficially owned by a Stockholder are held of record by a brokerage firm in “street name” or in the name of any other nominee (a “Nominee,” and, as to such Shares, “Nominee Shares”), such Stockholder agrees that, upon written request by Parent, such Stockholder will within five days of such request execute and deliver to Parent a limited power of attorney, in form and substance reasonably satisfactory to Parent, enabling Parent to require such Nominee to (i) enter into an agreement to the same effect as Article II hereof with respect to the Nominee Shares held by such Nominee, (ii) tender such Nominee Shares in the Offer pursuant to Section 1.01 hereof and (iii) submit to Parent the certificates representing such Nominee Shares for notation of the above-referenced legend thereon.

SECTION 5.04  Disclosure.    Parent and the Stockholders shall consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby.

SECTION 5.05  Adjustments.

(a)  In the event (i) of any increase or decrease or other change in the Shares by reason of stock dividend, stock split, reverse stock split, recapitalizations, combinations, exchanges of shares or the like or (ii) that a Stockholder becomes the beneficial owner of any additional shares of Common Stock or other securities of the Company, then (x) the terms of this Agreement shall apply to the shares of capital stock and other securities of the Company held by the Stockholders immediately following the effectiveness of the events described in clause (i), or such Stockholder becoming the beneficial owner thereof pursuant to clause (ii), and (y) the Per Share Amount shall be equitably adjusted to reflect the impact of any event described in clause (i).

(b)  Each Stockholder hereby agrees to promptly notify Parent and Acquisition Sub of the number of any new Shares or other securities acquired by such Stockholder, if any, after the date hereof.

SECTION 5.06  Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.06):

(a)  if to any Stockholder:

To the appropriate address set forth on Schedule B hereto

(b)  if to Parent or Acquisition Sub:

SunGard Data Systems Inc.
1285 Drummers Lane
Suite 300
Wayne, PA 19087
Attention: General Counsel
Fax #: (610) 341-8115

with a copy to:

SunGard Data Systems Inc.
1285 Drummers Lane
Suite 300
Wayne, PA 19087
Attention: Chief Financial Officer
Fax #: (610) 341-8851

SECTION 5.07  Amendment.    This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.

SECTION 5.08  Waiver.    No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

SECTION 5.09  Entire Agreement.    This Agreement (together with the Schedules hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, other than the Merger Agreement and the other agreements contemplated thereby.

SECTION 5.10  Applicable Law; Jurisdiction.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof or any other jurisdiction. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware (and agrees not to commence any such action except in such courts) and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action brought in such court has been brought in an inconvenient forum; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 5.06.

SECTION 5.11  Specific Performance.    The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity, without necessity of proof that there is no adequate remedy at law or requirement to post any security bond.

SECTION 5.12  Headings.    The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 5.13  Costs and Expenses.    Except as otherwise provided in the Merger Agreement, all costs and expenses of the parties hereto, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 5.14  Parties in Interest; Assignability.    This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Stockholders’ rights hereunder may be assigned by any Stockholder without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by any Stockholder without such consent shall be void and of no effect; provided, further, that Parent may assign this Agreement to any direct or indirect subsidiary of Parent, but any such assignment shall not relieve Parent of any of its obligations hereunder. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Any assignment prohibited under this Section shall be null and void.

SECTION 5.15  Severability.    Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

SECTION 5.16  Counterparts.    This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 5.17  Interpretation of Representations.    Each representation and warranty made in this Agreement or pursuant hereto is independent of all other representations and warranties made by the same parties, whether or not covering related or similar matters, and must be independently and separately satisfied. Exceptions or qualifications to any such representation or warranty shall not be construed as exceptions or qualifications to any other representation or warranty.

SECTION 5.18  Construction.

(a)  For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)  The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)  For purposes of this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the day and year first above written.

SUNGARD DATA SYSTEMS INC.

By:	/S/ RICHARD C. TARBOX

Name: Richard C. Tarbox Title: Senior Vice President - Corporate Development

RAPID RESOURCES INC.

By:	/S/ RICHARD C. TARBOX

Name: Richard C. Tarbox Title: Vice President

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By: Oaktree Capital Management, LLC
Title: General Partner

By:	/S/ CHRISTOPHER S. BROTHERS

Name: Christopher S. Brothers Title: Managing Director

By:	/S/ B. JAMES FORD

Name: B. James Ford Title: Managing Director

ZAK ASSOCIATES, INC.

By:	/S/ BRIAN J. SCANLAN
Name: Brian J. Scanlan Title: President

By:	/S/ CYNTHIA CHANG
Name: Cynthia Chang Title:

BRIAN J. SCANLAN AND CYNTHIA CHANG, JOINTLY

By:	/S/ BRIAN J. SCANLAN
Name: Brian J. Scanlan

By:	/S/ CYNTHIA CHANG
Name: Cynthia Chang

CYNTHIA CHANG

/S/ CYNTHIA CHANG

BRIAN J. SCANLAN

/S/ BRIAN J. SCANLAN

WILLIAM P. LYONS

/S/ WILLIAM P. LYONS

JOSEPH P. DWYER

/S/ JOSEPH P. DWYER

JOHN A. ANDRUS

/S/ JOHN A. ANDRUS

RIT CAPITAL PARNTERS PLC

By:	/S/ A.H. BLUM
Name: A.H. Blum Title: Authorised Signatory

GFI TWO LLC

By:	/S/ LAWRENCE D. GILSON
Name: Lawrence D. Gilson Title: Chairman

OW RICHARDS AND CMJ SPOTTISWOODE ACCUMULATION AND MAINTENANCE TRUST DTD

By:	/S/ CLARE SPOTTISWOODE
Name: Title:

By:

Name: Title:

CLARE M.J. SPOTTISWOODE

/S/ CLARE SPOTTISWOODE

Schedule A

Name	Number of Shares of Common Stock		Number of Shares Issuable Upon Exercise of Company Options
OCM PRINCIPAL OPPORTUNITIES FUND, L.P.	2,513,342		7,143
ZAK ASSOCIATES, INC.	946,375	(a)	—
BRIAN J. SCANLAN AND CYNTHIA CHANG, JOINTLY	20,208		—
CYNTHIA CHANG	7,652		—
BRIAN J. SCANLAN	—		100,000
WILLIAM P. LYONS	49,500	(b)(c)	500,000	(b)(c)
JOSEPH P. DWYER	3,000		—
JOHN A. ANDRUS	1,948		32,523
RIT CAPITAL PARTNERS PLC	468,612		—
GFI TWO LLC	420,184	(d)	14,286
OW RICHARDS AND CMJ SPOTTISWOODE ACCUMULATION AND MAINTENANCE TRUST DTD	7,500	(b)	—
CLARE M.J. SPOTTISWOODE	—		7,143	(b)

(a)	Includes 149,900 Shares that have been pledged to secure forward sales contracts and are not subject to the tender provisions set forth in Section 1.01 hereof.

(b)	Such Shares will not be subject to the tender provisions set forth in Section 1.01 hereof if the tender would violate the provisions of Section 16(b) of the Exchange Act.

(c)
Includes up to an aggregate of 49,500 Shares (whether currently owned or resulting from the exercise of outstanding Company Options) that may be disposed of between the date of this Agreement and the Effective Time and will thenceforth not be subject to the tender provisions set forth in Section 1.01 hereof (provided disposed of prior to expiration of the Offer) or the voting provisions set forth in Section 2.01 hereof (provided disposed of prior to the Company Stockholders’ Meeting).

(d)	Includes 262,400 Shares that have been pledged to secure forward sales contracts and are not subject to the tender provisions set forth in Section 1.01 hereof.

Schedule B

Name	Address

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.	c/o Oaktree Capital Management, LLC 333 South Grand Avenue, 28th Floor Los Angeles, CA 90071

ZAK ASSOCIATES, INC.	c/o Caminus Corporation 825 Third Avenue, 28th Floor New York, NY 10022

BRIAN J. SCANLAN AND CYNTHIA CHANG, JOINTLY	c/o Caminus Corporation 825 Third Avenue, 28th Floor New York, NY 10022

CYNTHIA CHANG	c/o Caminus Corporation 825 Third Avenue, 28th Floor New York, NY 10022

BRIAN J. SCANLAN	c/o Caminus Corporation 825 Third Avenue, 28th Floor New York, NY 10022

WILLIAM P. LYONS	Caminus Corporation 825 Third Avenue, 28th Floor New York, NY 10022

JOSEPH P. DWYER	Caminus Corporation 825 Third Avenue, 28th Floor New York, NY 10022

JOHN A. ANDRUS	Caminus Corporation 825 Third Avenue, 28th Floor New York, NY 10022

RIT CAPITAL PARTNERS PLC	Spencer House 27 St. James Place London SWIA 1NR United Kingdom

GFI TWO LLC	c/o GFI Energy Ventures LLC 11611 San Vicente Blvd., Suite 710 Los Angeles, CA 90049

OW RICHARDS AND CMJ SPOTTISWOODE ACCUMULATION AND MAINTENANCE TRUST DTD	c/o Caminus Corporation 825 Third Avenue, 28th Floor New York, NY 10022

CLARE M.J. SPOTTISWOODE	c/o Caminus Corporation 825 Third Avenue, 28th Floor New York, NY 10022